SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
InferX Corporation

(Name of Issuer)
Common Stock, $0.0001 par value per share

(Title of Class of Securities)
None

(CUSIP NUMBER)
Sandor Capital Master Fund, L.P.
2828 Routh St., Suite 500
Dallas, Texas 75201

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
— with copies to —
Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
August 14, 2007

(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☑.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sandor Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		769,453

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		769,453

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	769,453

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.1%

14	TYPE OF REPORTING PERSON*

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT

13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Lemak

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		1,081,438

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,081,438

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,081,438

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.9%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D
     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Sandor Advisors, LLC, a Texas limited liability company (“Sandor Advisors”), and Mr. John Lemak, the principal of Sandor Advisors, relating to shares of common stock and Class A Warrants currently convertible in to common stock (the “Warrants” and together with the common stock the (the “Common Stock”) of InferX corporation, a Delaware corporation (the “Issuer”). Mr. Lemak and Sandor Advisors hold the shares of Common Stock for the account of Sandor Capital, L.P. (“Sandor Capital”), Sandor Capital (QP), L.P., (“Sandor Capital (QP)”), and Sandor Master Fund, all three Texas limited partnerships, of which Sandor Capital Management, L.P., is the General Partner (the “General Partner”). Additionally, Mr. Lemak holds shares of Common Stock personally.
     Mr. Lemak and Sandor Advisors hold the shares of Common Stock of the Issuer for the account of Sandor Capital, L.P. (“Sandor Capital”), Sandor Capital (QP), L.P., (“Sandor Capital (QP)”), and Sandor Master Fund, all three Texas limited partnerships, of which Sandor Capital Management, L.P., is the General Partner (the “General Partner”).
Item 1. Security and Issuer
     Securities acquired: Common Stock, par value $.0001 per share.

Issuer:	InferX Corporation
1600 International Drive, Suite 110
McLean, Virginia
Item 2. Identity and Background
     (a) This statement is filed by: (i) Sandor Advisors and (ii) Mr. John Lemak, principal of Sandor Advisors, the general partner of the General Partner.
     (b) The business address of Sandor Advisors and Mr. Lemak is 2828 Routh St., Suite 500 Dallas, Texas 75201.
     (c) Sandor Advisors provides investment management services to private individuals and institutions. The principal occupation of Mr. Lemak is investment management.
     (d) Neither Sandor Advisors nor Mr. Lemak have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) Neither Sandor Advisors nor Mr. Lemak have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
     (f) Sandor Advisors is a Texas limited liability company. Mr. Lemak is a United States citizen.

Item 3. Source and Amount of Funds
     As of September 7, 2007, Mr. Lemak and Sandor Advisors had invested $[Amount?] (inclusive of brokerage commissions) in shares of Common Stock. The source of the funds to purchase the shares of Common Stock was the working capital of each of Mr. Lemak, Sandor Advisors, the General Partner, Sandor Master Fund, Sandor Capital, and Sandor Capital (QP).
Item 4. Purpose of the Transaction
     Mr. Lemak and Sandor Advisors purchased the Common Stock based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Although Mr. Lemak and Sandor Advisors have no specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, Mr. Lemak and Sandor Advisors at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of Mr. Lemak and Sandor Advisors and/or other investment considerations.
     The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.
     Also, consistent with the investment purpose, Mr. Lemak and Sandor Advisors may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. Mr. Lemak and Sandor Advisors may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.
           Except to the extent the foregoing may be deemed a plan or proposal, Mr. Lemak and Sandor Advisors have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. Mr. Lemak and Sandor Advisors may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer
     (a) As of September 7, 2007, Sandor Advisors and Mr. Lemak beneficially own 1,081,438 shares of Common Stock of the Issuer, which represents 9.9% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 1,081,438 shares of Common Stock beneficially owned by Sandor Advisors and Mr. Lemak as of the date hereof (which such number is derived by adding the 1,025,960 shares of Common Stock beneficially owned by Sandor Advisors and Mr. Lemak plus the 55,478 shares of Common Stock issuable upon the exercise of the Warrants beneficially owned by Sandor Advisors), by (ii) 10,758,905 shares of Common Stock outstanding as of August 14, 2007, based upon the Issuer’s Form 10-QSB filed with the Securities and Exchange Commission on August 17, 2007, plus 55,478, the number of shares of Common Stock that Sandor Advisors has the right to purchase under the Warrants.
     (b) Sandor Advisors, through its control of the General Partner, has the sole power to vote and dispose of the: (i) 713,975 shares of Common Stock held by Sandor Master Fund, and (iii) 55,478 Warrants held by Sandor Master Fund, all of which may be exercised for Common Stock. As the principal of Sandor Advisors, Mr. Lemak may direct the vote and disposition of all the Common Stock beneficially owned by Sandor Advisors, and the 311,985 shares of Common Stock held by himself, individually.
     The filing of this statement on Schedule 13D shall not be construed as an admission that Sandor Advisors or Mr. Lemak is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 713,975 shares of Common Stock or the 55,478 Class A Warrants owned by Sandor Master Fund. Pursuant to Rule 13d-4, Sandor Advisors and Mr. Lemak disclaim all such beneficial ownership.
     (c) The transactions in the Issuer’s securities by Sandor Advisors and Mr. Lemak during the sixty days prior to the obligation to file this Schedule 13D are listed as Annex A attached hereto and made a part hereof.
     (d) Not Applicable.
     (e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Not Applicable.
Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement dated September 7, 2007 between Sandor Advisors and Mr. Lemak.

ANNEX A

Transaction		Quantity	Price per
Date	Buy/Sell	(shares)	Share ($)

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: September 7, 2007

SANDOR ADVISORS, LLC

By:	/s/ John Lemak John Lemak, Manager

/s/ John Lemak

John Lemak